Exhibit 99.2

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 963 168 812,50 €

542 051 180 R.C.S. Nanterre

www.total.com

2014 Annual Reports

Paris, March 26, 2015 – The Company’s annual report (Document de référence) for the year ended December 31, 2014, was filed with the French Financial Markets Authority (Autorité des marchés financiers) on Thursday, March 26, 2015. Pursuant to applicable law, copies of this document and a translation into English provided for the convenience of English-readers (Registration Document) are available free of charge and can be downloaded from the Company’s website (total.com, under the heading Investors/ Institutional Investors/Publications). Printed copies are also available at the Company’s headquarters at 2, place Jean Millier, La Défense 6, 92078 Paris La Défense Cedex, France.

The following documents are included in the Document de référence: the 2014 annual financial report, the report by the Chairman of the Board of Directors required under Article L.225-37 of the French Commercial Code (corporate governance, internal control and risk management) and the reports from the statutory auditors, in particular the report specified by Article L.225-235 of the French Commercial Code as well as the fees received by the auditors.

The Company’s annual report on Form 20-F for the year ended December 31, 2014, was filed with the United States Securities and Exchange Commission (SEC) on Thursday, March 26, 2015. The Form 20-F can be downloaded from the Company’s website (total.com, under the heading Investors/Institutional Investors/Publications), or from the SEC’s website (sec.gov). Printed copies of the Form 20-F can be requested free of charge at total.com (under the heading Investors/Institutional Investors/Investor Relations Contact in Europe).

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator. We are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible, and our 100,000 employees play an active role in helping us achieve this mission. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com